

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via E-mail
James R. Anderson
Chief Financial Officer
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

> **Re: Denison Mines Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-133414**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the fiscal year ended December 31, 2011

Summary of Mineral Reserves and Resources page 35

1.   We note your disclosure of an inferred mineral resource for your Dibwe East Exploration property. In addition, we note from your technical report that you assumed a U_3O_8 price of $70 dollars per pound in the determination of your inferred resource. Please tell us how you determine the mineral pricing that you use in the determination of your mineral reserves and resources and explain to us how these prices have a reasonable prospect for economic extraction.

2.   Please tell us the commodity price assumptions for the remainder of your properties in which you declare a reserve or resource and explain to us why you do not disclose this information in your 40-F filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer at 202-551-3610 if you have questions regarding the engineering comments. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director